August 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: John Dana Brown

Re:	Haymaker Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted June 30, 2017

CIK No. 0001707306

Dear Mr. Brown:

On behalf of Haymaker Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 27, 2017, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on June 30, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s revised Draft Registration Statement on Form S-1 (the “Registration Statement”), to be filed contemporaneously with the submission of this letter.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications

Summary, page 1

Our Company, page 1

2.	We note your disclosure on page 1 that your chief executive officer and your president are affiliates of your sponsor. Please disclose here that they are the managing members of your sponsor.

In response to the Staff’s comment we have revised the disclosure as requested.

The Offering, page 9

3.	Please revise to clarify the provisions of your amended and restated certificate of incorporation that may be amended by holders of a majority of your outstanding shares of Class A and Class B common stock.

We respectfully draw the Staff’s attention to the section entitled “Redemption rights in connection with proposed amendments to our certificate of incorporation” on page 21 of the Summary for a discussion of the point mentioned above.

If we effect our initial business combination with a company with operations, page 53

4.	We note your disclosure on page 53 indicating that you may enter into a business combination with one or more international operating businesses. Please disclose this in your prospectus summary section.

In response to the Staff’s comment we have revised the disclosure as requested.

Dilution, page 61

5.	We note your table illustrating the dilution to public shareholders on a per share basis reflects a net tangible book value before the offering of $.01, however, in the preceding paragraph, you disclose the Company had a net tangible book value deficiency of $80,779. We also note you list a “decrease attributable to new investors and public sales,” however; the pro forma net tangible book value after the offering is calculated as $.56 on a per share basis which would appear to increase the book value subsequent to the offering. Please revise accordingly.

In response to the Staff’s comment we have revised the disclosure as requested.

Certain Relationships and Related Party Transactions, page 107

6.	Please disclose here that Andrew R. Heyer is the CEO and founder of Mistral and that Christopher Bradley is a managing director at Mistral and provide the disclosure required by Item 404 0f Regulation S-K. Similarly, disclose here that Steven J. Heyer and Andrew R. Heyer are the managing members of your sponsor and provide the disclosure required by Item 404 of Regulation S-K.

In response to the Staff’s comment we have revised the disclosure as requested.

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Report of Independent Registered Public Accounting Firm, page F-2

7.	We note your auditor signed their report as Marcum; however, we note the name of the firm as registered with the PCAOB is Marcum LLP. Please provide an audit report that is signed using the exact name of the firm as registered with the PCAOB.

In response to the Staff’s comment the auditors have provided an audit report that is signed using the exact name of the firm as registered with the PCAOB.

Signatures, page II-7

8.	Based upon your disclosure throughout your prospectus, it appears that Steven J. Heyer serves as your chief executive officer. However, in the first signature block, you have identified “Andrew J. Heyer” as your chief executive officer. Please revise for consistency or advise.

In response to the Staff’s comment we have revised the signature block as requested.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Andrew J. Heyer

Andrew J. Heyer

cc:	Steven J. Heyer

Haymaker Acquisition Corp.

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